SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                                 Dex Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25212E 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 21, 2004
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

CUSIP No. 25212E 10 0                                         Page 2 of 10 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                              Welsh, Carson,
     I.R.S. Identification                                 Anderson & Stowe
     No. of Above Person                                    IX,  L.P.
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group                                (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                  Delaware

--------------------------------------------------------------------------------
Number of                 5)     Sole Voting
Shares Beneficially              Power                     -0-
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting             30,476,847 shares of
                                 Power                     Common Stock
                          -----------------------------------------------------
                          7)     Sole Disposi- tive Power  -0-
                          -----------------------------------------------------
                          8)     Shared Dispositive Power  30,476,847 shares
                                                           of  Common Stock
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         30,476,847 shares of
      Owned by Each Reporting Person                       Common Stock
--------------------------------------------------------------------------------
10)     Check if the Aggregate
        Amount in Row (9)
        Excludes Certain Shares
--------------------------------------------------------------------------------
11)     Percent of Class
        Represented by
        Amount in Row (9)                                  20.3%
--------------------------------------------------------------------------------
12)     Type of Reporting
         Person                                            PN

CUSIP No. 25212E 10 0                                         Page 3 of 10 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                              WD Investors, LLC
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group                                (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                  Delaware

--------------------------------------------------------------------------------
Number of                 5)     Sole Voting
Shares Beneficially              Power                     -0-
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting             15,017,755 shares of
                                 Power                     Common Stock
                          -----------------------------------------------------
                          7)     Sole Disposi- tive Power  -0-
                          -----------------------------------------------------
                          8)     Shared Dispositive Power  15,017,755 shares
                                                           of  Common Stock
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         15,017,755 shares of
      Owned by Each Reporting Person                       Common Stock
--------------------------------------------------------------------------------
10)     Check if the Aggregate
        Amount in Row (9)
        Excludes Certain Shares
--------------------------------------------------------------------------------
11)     Percent of Class
        Represented by
        Amount in Row (9)                                  10.0%
--------------------------------------------------------------------------------
12)     Type of Reporting
         Person                                            OO

CUSIP No. 25212E 10 0                                         Page 4 of 10 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                              WCAS IX
     I.R.S. Identification                                 Associates, L.L.C.
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group                                (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                  Delaware

--------------------------------------------------------------------------------
Number of                 5)     Sole Voting
Shares Beneficially              Power                     -0-
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting             47,103,481 shares of
                                 Power                     Common Stock
                          -----------------------------------------------------
                          7)     Sole Disposi- tive Power  -0-
                          -----------------------------------------------------
                          8)     Shared Dispositive Power  47,103,481 shares
                                                           of  Common Stock
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         47,103,481 shares of
      Owned by Each Reporting Person                       Common Stock
--------------------------------------------------------------------------------
10)     Check if the Aggregate
        Amount in Row (9)
        Excludes Certain Shares
--------------------------------------------------------------------------------
11)     Percent of Class
        Represented by
        Amount in Row (9)                                  31.3%
--------------------------------------------------------------------------------
12)     Type of Reporting
         Person                                            OO

CUSIP No. 25212E 10 0                                         Page 5 of 10 Pages


                                  Schedule 13G

Item 1(a)     -   Name of Issuer:  Dex Media, Inc.

Item 1(b)     -   Address of Issuer's Principal Executive Offices:

                  198 Inverness Drive West
                  Englewood, CO  80112

Item 2(a)     -   Name of Person Filing:

                  This statement is being filed by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WD Investors, LLC, a Delaware limited liability company ("WD"), and WCAS IX Associates, L.L.C., a Delaware limited liability company ("IX Associates") (together, the "Reporting Persons").

                  The Reporting Persons may be deemed to be a group with Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P. and Carlyle High Yield Partners, L.P. by virtue of a Sponsor Stockholders Agreement dated July 27, 2004 relating to the securities of the Issuer. The Reporting Persons do not affirm that such a group has been formed, and expressly disclaim beneficial ownership of any securities beneficially owned by any other person. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person.

Item 2(b)     -   Address of Principal Business Office:

                  320 Park Avenue, Suite 2500
                  New York, NY  10022

Item 2(c)     -   Place of Organization:

                  WCAS IX:  Delaware
                  WD:  Delaware
                  IX Associates:  Delaware

Item 2(d)     -   Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e)     -   CUSIP Number:  25212E 10 0

CUSIP No. 25212E 10 0                                         Page 6 of 10 Pages


Item 3        -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable.

Item 4        -   Ownership.

                  (a) Amount Beneficially Owned:

                  WCAS IX:  30,476,847 shares of Common Stock
                  WD:  15,017,755 shares of Common Stock
                  IX Associates:  47,103,481 shares of Common Stock*

                  (b) Percent of Class:

                  WCAS IX:   20.3%
                  WD:  10.0 %
                  IX Associates:  31.3%

                  (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: -0-

                  (ii)     shared power to vote or to direct the vote:

                  WCAS IX:  30,476,847 shares of Common Stock
                  WD:  15,017,755 shares of Common Stock
                  IX Associates:  47,103,481 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: -0-

                  (iv) shared power to dispose or to direct the disposition of:

                  WCAS IX:  30,476,847 shares of Common Stock
                  WD:  15,017,755 shares of Common Stock
                  IX Associates:  47,103,481 shares of Common Stock*

                  * Includes 30,476,847 shares held by WCAS IX, 15,017,755 shares held by WD, 1,185,687 shares held by A.S.F. Co-Investment Partners, L.P. ("ASF"), 294,328 shares held by GS Private Equity Partners II - Direct Investment Fund, L.P. ("PEP II"), 40,520 shares held by GS Private Equity Partners 1999 - Direct Investment Fund, L.P. ("PEP 99") and 88,344 shares held by GS Private Equity Partners 2000 - Direct Investment Fund, L.P. ("PEP 2000"). None of ASF, PEP II, PEP 99 or PEP 2000 has the power to vote or dispose of the shares held by it.

CUSIP No. 25212E 10 0                                         Page 7 of 10 Pages


Item 5        -   Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6        -   Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7        -   Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent
                  Company:

                  Not applicable.

Item 8        -   Identification and Classification of Members of the Group:

                  See Exhibit 2.

Item 9        -   Notice of Dissolution of Group:

                  Not applicable.

Item 10       -   Certification:

                  Not applicable.

CUSIP No. 25212E 10 0                                         Page 8 of 10 Pages



Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                  By:  WCAS IX Associates, LLC, General Partner


                                  By /s/ Jonathan M. Rather
                                       Managing Member


                                  WD INVESTORS, LLC
                                  By:  WCAS IX Associates, LLC, Manager


                                  By /s/ Jonathan M. Rather
                                       Managing Member


                                  WCAS IX ASSOCIATES, LLC


                                  By /s/ Jonathan M. Rather
                                       Managing Member


Date: February 10, 2005

CUSIP No. 25212E 10 0                                         Page 9 of 10 Pages

                                                                       EXHIBIT 1

                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                WD INVESTORS, LLC
                                       AND
                             WCAS IX ASSOCIATES, LLC
                            PURSUANT TO RULE 13d-1(f)

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                  WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                  By:  WCAS IX Associates, LLC, General Partner


                                  By /s/ Jonathan M. Rather
                                       Managing Member


                                  WD INVESTORS, LLC
                                  By:  WCAS IX Associates, LLC, Manager


                                  By /s/ Jonathan M. Rather
                                       Managing Member


                                  WCAS IX ASSOCIATES, LLC


                                  By /s/ Jonathan M. Rather
                                       Managing Member


Date: February 10, 2005

CUSIP No. 25212E 10 0                                        Page 10 of 10 Pages


                        Identification and Classification
                             of Members of the Group


          Welsh, Carson, Anderson & Stowe IX, L.P, WD Investors, LLC and WCAS IX Associates, LLC are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe IX, L.P is a Delaware limited partnership. Its sole general partner is WCAS IX Associates, L.L.C., a Delaware limited liability company.

          WCAS IX Associates, L.L.C. is a Delaware limited liability company.

          WD Investors, LLC is a Delaware limited liability company.